C. Michael Armstrong
Newspaper Op-Ed Publication
November 14, 2000


         Last week's announcement of AT&T's restructuring caused surprise and questions in several quarters. It shouldn't have - especially not to people who understand the trends and forces of our industry. When I arrived at AT&T three years ago, we all realized that it was a business in major need of transformation.

         In the fall of 1997, we began defining what we were and why we had to change. We were in the voice business; the world was turning to data. We were a domestic company; commerce was going global. We were long distance; technology, regulation, and competition were turning long distance into a commodity. We had an inflated cost structure; our competitors didn't.

         But makeovers don't come easy. We cut nearly $4 billion in costs out of our core long-distance business over the last three years. We invested billions in new fiber-optic systems to increase our network's speed and capacity. We began kicking our addiction to long-distance voice and ramped up our network services and data communications business.

         Today, data and IP services represent about a third of our revenue from
business customers.   And they're growing 20 percent a year.

         We built a network-management and outsourcing business from the ground up that generates more than $3 billion a year in revenue. We turned a patchwork of analog wireless cellular systems into a unified digital system that can provide service to customers across most of the U.S.
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         We bought two of the nation's largest cable TV companies. Then we began overhauling their facilities so they could provide interactive voice, video, and data communications, with better quality and customer service. We turned them into one of the only viable facilities-based competitors to the local telephone monopolies.

         Those rebuilds worked. Today more than 70 percent of our systems are digital and interactive. We have nearly 900,000 high-speed cable Internet customers, and more than 2.5 million digital video customers. We've gone from a few thousand cable telephony customers early last year to more than 400,000 today. And the numbers continue to climb - we added more than 50,000 customers just last month.

         Then last week we took another step in our transformation. We announced plans to re-organize AT&T into four new businesses, each of which is already a leader in its industry:

         AT&T Broadband - the nation's largest cable TV and broadband services business; AT&T Business Services - one of the leading providers of communications and networking for businesses; AT&T Consumer - the nation's top consumer communications business; And AT&T Wireless, among the largest and fastest growing wireless businesses in the U.S.

         Why did we do it? Because, in the communications industry, technology is moving so fast that only the most nimble companies will survive. In the future, the most successful companies will be those that have mastered three skills.

         First, they will be extremely close to their customers. They will understand and satisfy their customers' needs, or even better, understand and satisfy their customers' customers' needs.

         Second, they will capture - rather than be captured by - new technologies. They will be able to deliver at the intersection of the technology development curve and their customers' needs.

         And third, they will move faster than their competitors in turning their insight and knowledge into new products or services.

         In other words, they will be focused, fast, and flexible. But the truth is that "focused," "fast," and "flexible" are hard to achieve in a $65-billion company spread out across different businesses. And that's why we are restructuring.

         Each of the new AT&T businesses will be closer to its customers. Each will more quickly anticipate and respond to changes in technology and the marketplace. Each will bring its customers a new generation of broadband communications and information services.

         Each of these new businesses will carry the AT&T name and offer "bundles" of services over their own facilities. And I believe they will do it better than anyone else. In fact, they already are.

         More than 700,000 AT&T Broadband video customers also subscribe to other high-speed Internet access or telephony services.
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         AT&T  Business  offers  innovative  solutions  through  IP,  data,  web hosting, network management, and voice services to nearly 6 million businesses worldwide. And more than 6.5 million customers have signed up for a combination of wireless local, long-distance, and roaming services in bundled pricing plans. That's bundling.

         AT&T has been an American icon for over a century, delivering a service and an image that were part of our lives, our families, and our society. But it can no longer be what it used to be. AT&T had to change - from a voice long-distance company to four communications businesses offering bundled services, at any distance, over state-of-the-art technology.

         Yet even in the face of churning technology, deregulation, and competition, we will ensure that AT&T will be more than an American memory. It will be a vital part of our families' and our country's future. A future that the 160,000 people of AT&T are determined to deliver.

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